UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

KALOBIOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common stock

(Title of Class of Securities)

48344T100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 48344T100	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baxter International Inc. 36-0781620
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 958,583
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 958,583
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,583
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.91%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of November 1, 2013 as disclosed in issuer’s Form 10-Q for the period ended September 30, 2013.

Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

KaloBios Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

260 East Grand Ave., South San Francisco, CA 94080

Item 2.	(a)	Name of Person Filing:

Baxter International Inc.

	(b)	Address of Principal Office or, if none, Residence:

One Baxter Parkway, Deerfield, Illinois 60015-4625

	(c)	Citizenship or Place of Organization:

Delaware

	(d)	Title of Class of Securities:

Common stock

	(e)	CUSIP Number:

48344T100

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

	(a)	Amount beneficially owned: 958,583

	(b)	Percent of class: 2.91%*

Page 4 of 5 Pages

*	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of November 1, 2013 as disclosed in issuer’s Form 10-Q for the period ended September 30, 2013.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 958,583

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 958,583

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

N/A

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

BAXTER INTERNATIONAL INC.

By:	/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Attorney-in-fact

LIMITED POWER OF ATTORNEY

Know all by these presents, that Baxter International Inc., a company organized and existing under the laws of Delaware (“BII”), having a principal place of business at One Baxter Parkway, Deerfield, Illinois, herewith grants power to Stephanie D. Miller, to sign with single signature on behalf of BII, to:

(1) execute for and on behalf of BII, in its capacity as a stockholder of any company registered with the SEC, any required (i) Schedules 13D and 13G in accordance with Section 13 of the Exchange Act and the rules thereunder, (ii) Forms 3, 4 and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder, and (iii) Form 144 under Rule 144 of the Securities Act of 1933;

(3) do and perform any and all acts for and on behalf of BII which may be necessary or desirable to complete and execute any such Schedule 13D or 13G, Form 3, 4, 5, or 144 and complete and execute any amendment or amendments thereto, and timely file any such form with the SEC and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, BII, it being understood that the documents executed by such attorney-in-fact on behalf of BII pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

BII hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause or have caused to be done by virtue of this power of attorney and the rights and powers herein granted. BII acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of BII, are not assuming any of BII’s responsibilities to comply with Section 13 and 16 of the Securities Exchange Act of 1934 and Rule 144 of the Securities Act of 1933.

This Power of Attorney shall remain in full force and effect until revoked by BII.

Signed for and on behalf of BII.

By:	/s/ David P. Scharf
Name:	David P. Scharf
Title:	Corporate Vice President, General Counsel and Corporate Secretary
Date:	February 6, 2014